07020449

Givaudan

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

RECEIVED
2007 JAN 23 A 8:22

Vernier, 18 January 2007
RG/rmj6957
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : Agreement on Butter Flavour Claims	17 January 2007	I

We are of course at your disposal should you need any further information.

Yours sincerely,

PROCESSED
JAN 24 2007 E
THOMSON
FINANCIAL

Givaudan SA

P. de Rougemont   R. Garavagno

Enclosure mentioned

Givaudan SA 5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
Legal Affairs roberto.garavagno@givaudan.com www.givaudan.com

Agreement on Butter Flavour Claims

Geneva, 17 January 2007. On 4 August 2006, Givaudan announced an out-of-court settlement with 51 plaintiffs in the US butter flavour litigation. The terms of the settlement are confidential.

An agreement has now been reached with insurers by which Givaudan will recover the full amount of the settlement, less USD 35 million, which will be recorded as a one-time expense in the 2006 accounts. Approximately USD 20 million of that amount is still under discussion with other insurers. Givaudan pursues the recovery of these USD 20 million based on the terms of the applicable policies. The remainder will be borne by Givaudan to cover a few non-insured items and to satisfy the deductibles for these and any other cases under the relevant policies.

For further information please contact:
Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com